

11016314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 53149

REPORT FOR THE PERIOD BEGINNING____01/01/2010____AND ENDING____12/31/2010____
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 South Boulevard, Suite 230
_____
(No. and Street)

Charlotte, NC   28203
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Rebecca Douglass____   704-332-3131, ext. 234
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
_____
(Name – if individual, state last, first, middle name)

227 West Trade Street, Suite 1100, Charlotte, NC   28202
_____
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Rebecca G. Douglass_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capital Management of the Carolinas, LLC_____ , as of _____December 31_____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of North Carolina

County of Mecklenburg

_____
Notary Public

_____
Signature

_____Vice President/Partner_____
Title

My Commission Expires: _8-25-15_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2010 and
Independent Auditors' Report

TABLE OF CONTENTS



GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Capital Management of the Carolinas, LLC:

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC as of December 31, 2010 and the related statement of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 8, 2011

TRUSTED BUSINESS ADVISORS

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$ 207,768
Accounts receivable:	
Broker-dealer 12b(1) fees	196,017
Consulting fees	11,750
Prepaid expenses	40,045
Total current assets	455,580

PROPERTY:

Office furniture and equipment	142,348
Leasehold improvements	46,944
Total	189,292
Less accumulated depreciation and amortization	132,595
Property, net	56,697

DEPOSITS	5,079
TOTAL ASSETS	$ 517,356

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 3,078
MEMBERS' EQUITY	514,278
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 517,356

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Broker-dealer 12b(1) fees	$ 2,691,220
Consulting fees	63,247
Interest	1,552
Total	2,756,019
EXPENSES:	
Salaries	1,718,198
Insurance	141,305
Office rent	72,910
Travel and entertainment	46,930
Conferences and seminars	41,951
Office supplies and expense	40,664
Legal and professional fees	35,084
Payroll taxes	34,125
Technology fees	16,501
Telephone	14,019
Dues and subscriptions	11,034
Depreciation and amortization	10,205
Regulatory fees	7,236
Regional and state advisory committee expenses	6,791
Licenses and permits	3,512
Marketing	3,329
Contributions	2,954
Other	6,892
Total	2,213,640
NET INCOME	$ 542,379

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY, DECEMBER 31, 2009	$	649,399
DISTRIBUTIONS TO MEMBERS		(677,500)
NET INCOME		542,379
MEMBERS' EQUITY, DECEMBER 31, 2010	$	514,278

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2010

SUBORDINATED LIABILITIES, DECEMBER 31, 2009	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2010	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2010	$ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	542,379
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation and amortization		10,205
Loss on disposal of fixed assets		961
Changes in operating assets and liabilities:		
Accounts receivable		144,031
Other assets		18,986
Accounts payable		(5,886)
Accrued profit sharing		(34,270)
Net cash provided by operating activities		676,406

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property	(17,721)

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to members	(677,500)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(18,815)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		226,583
CASH AND CASH EQUIVALENTS, END OF YEAR	$	207,768

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

    Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2010, the Company had cash equivalents of $105,540 that were uninsured.

    Accounts Receivable - The Company extends credit to Fidelity Investments for monthly 12b(1) distribution fees earned under its service agreements, and to Sterling Capital Management for consulting fees. As of December 31, 2010, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debts has been provided. As of December 31, 2010, receivables from one customer represents 94% of total receivables.

    Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods.

    Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

    Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

    The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2010, the tax years ended December 31, 2007 through 2010 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2010.

    Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

<u>Subsequent Events</u> - In preparing its financial statements, the Company has evaluated subsequent events through February 8, 2011, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $202,579 which was $197,579 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .02 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management. There were no contributions to the plan during the year ended December 31, 2010.

4. LEASE COMMITMENTS

The Company leases office space under two operating leases with terms that expire in May 2012 and August 2011, respectively. Rent expense under both office leases for the year ended December 31, 2010 totaled $72,910.

The Company also leases office equipment with lease terms expiring at various dates through September 2012. Rent expense under all equipment leases totaled $8,706 for the year ended December 31, 2010.

Aggregate future minimum lease payments under such leases as of December 31, 2010 are as follows:

Year ending December 31:		
2011	$	73,300
2012		23,676
Total	$	96,976

5. MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member. As of December 31, 2010, the Company's liability for redemptions related to the death of any of its members would be funded from the proceeds of life insurance policies.

6.   CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with Fidelity Distributors Corporation with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2010, the two service agreements accounted for approximately 97% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2011. Management of the Company expects that the agreements will be renewed. Recertification of the Trust is normally conducted every five years by the North Carolina Local Government Commission. In 2010, the Local Government Commission extended the recertification of the Trust for a one-year period into 2011, when a five-year recertification will again be considered.

7.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2010 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

<u>SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2010</u>

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2010 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2010 (Unaudited)	$	202,579
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2010 (Audited)	$	202,579

See independent auditors' report.

BROKER OR DEALER		
CAPITAL MANAGEMENT OF THE CAROLINAS, LLC	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 514,278	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	514,278	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 514,278	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 309,588	3540
B. Secured demand note deficiency		3590
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600
D. Other deductions and/or charges		3610 (309,588) 3620
7. Other additions and/or allowable credits (List)		3630
8. Net Capital before haircuts on securities positions	$ 204,690	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) :		
A. Contractual securities commitments	$	3660
B. Subordinated securities borrowings		3670
C. Trading and investment securities:		
1. Exempted securities		3735
2. Debt securities		3733
3. Options		3730
4. Other securities		3734
D. Undue concentration	2,111	3650
E. Other (List)		3736 (2,111) 3740
10. Net Capital	$ 202,579	3750

OMIT PENNIES

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC   as of   12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	205 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	5,000 [3760]
14. Excess net capital (line 10 less 13)	$	197,579 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	196,579 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	3,078 [3790]
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	[3830]
19. Total aggregate indebtedness		$	3,078 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	1.52 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)		%	0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.



GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Capital Management of the Carolinas, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Capital Management of the Carolinas, LLC (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

TRUSTED BUSINESS ADVISORS

14

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP
February 8, 2011

CAPITAL MANAGEMENT
OF THE CAROLINAS, LLC

December 31, 2010

Financial Statements

GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS